# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DR REDDY'S LABORATORIES LTD, CIK 0001135951
CUSIP: 256135203
Title of class of securities: American depositary shares, each representing one equity share
Address of issuer's principal executive offices: 8-2-337, ROAD NO.3 BANJARA HILLS, HYDERABAD, India (K7), 500-034
Date of event which requires filing of this statement: 09/17/2025
Filed by CIK 0001663911
Persons authorized to receive notices and communications: Jonathan Gray, Esq., Windels Marx Lane & Mittendorf, LLP, 120 Albany Street Plaza, 6th Floor, New Brunswick, New Jersey (NJ), 08901, (732) 846-7600

## Reporting persons
- G.V. Prasad (CIK 0001663911): type of reporting person: individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 108,813,010; sole dispositive power 0; shared dispositive power 108,813,010; aggregate amount beneficially owned 108,813,010 (13.04% of the class); the aggregate amount excludes certain shares
  Comment: * Effective October 28, 2024, Dr. Reddy's Laboratories Limited (the "Company") implemented a 1:5 forward stock split, pursuant to which each of the Company's equity shares of Rs.5 each (each, a "Pre-Split Share") was split into five (5) equity shares of Rs.1 each (each, a "Post-Split Share"). As a result, (a) the 19,219,184 Pre-Split Shares which had been directly held by Mr. G.V. Prasad were increased to 96,095,920 Post-Split Shares, and (b) the 2,543,418 Pre-Split Shares directly held by the G.V. Prasad HUF (which Mr. G.V. Prasad may have been deemed to beneficially own) were increased to 12,717,090 Post-Split Shares.
  
  On September 17, 2025, Mr. G.V. Prasad transferred all 96,095,920 of his Post-Split Shares to GVP Family Trust. As a result, Mr. G.V. Prasad has ceased to directly hold any equity shares of the Company, but may be deemed to beneficially own both (i) the 96,095,920 Post-Split Shares directly held by the GVP Family Trust, and (ii) the 12,717,090 Post-Split Shares directly held by the G.V. Prasad HUF. Mr. G.V. Prasad disclaims such beneficial ownership pursuant to Rule 13d-4.
- K. Satish Reddy (CIK 0001663790): type of reporting person: individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 10,107,505; shared voting power 103,249,005; sole dispositive power 10,107,505; shared dispositive power 103,249,005; aggregate amount beneficially owned 113,356,510 (13.58% of the class); the aggregate amount excludes certain shares
  Comment: * Effective October 28, 2024, the Company implemented a 1:5 forward stock split, pursuant to which each of the Company's Pre-Split Shares (as defined above) was split into five (5) Post-Split Shares (as defined above). As a result, (a) the 15,126,124 Pre-Split Shares which were directly held by Mr. K. Satish Reddy as a result of May 22, 2024 transfer from the APS Trust were increased to 75,630,620 Post-Split Shares, (b) the 901,002 Pre-Split Shares which Mr. K. Satish Reddy had otherwise directly held at the time of the stock split were increased to 4,505,010, and (c) the 5,523,677 Pre-Split Shares directly held by the K. Satish Reddy HUF (which Mr. K. Satish Reddy may have been deemed to beneficially own) was increased to 27,618,385 Post-Split Shares.
  
  On September 17, 2025, Mr. K. Satish Reddy transferred to VSD Family Trust all 75,630,620 of the Post-Split Shares which he had received from the APS Trust. Mr. K. Satish Reddy retained his other 4,505,010 Post-Split Shares, along with another 5,602,495 Post-Split Shares which were transferred to him on March 18, 2025 as an inheritance from his mother, Mrs. Samrajyam Reddy Kalam. Accordingly, Mr. K. Satish Reddy now directly holds a total of 10,107,505 Post-Split Shares.
  
  As a result, Mr. K. Satish Reddy may be deemed to beneficially own (i) the 10,107,505 Post-Split Shares directly held by him, (ii) the 75,630,620 Post-Split Shares directly held by the VSD Family Trust, and (iii) the 27,618,385 Post-Split Shares directly held by the K. Satish Reddy HUF. Mr. K. Satish Reddy disclaims beneficial ownership of the Post-Split Shares referenced in the foregoing clauses (ii) and (iii), pursuant to Rule 13d-4.
- GVP Family Trust (CIK 0002064996): type of reporting person: other (OO); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 96,095,920; shared voting power 0; sole dispositive power 96,095,920; shared dispositive power 0; aggregate amount beneficially owned 96,095,920 (11.51% of the class); the aggregate amount excludes certain shares
  Comment: *On September 17, 2025, Mr. G.V. Prasad transferred to GVP Family Trust a total of 96,095,920 Post-Split Shares (as defined above). As a result, GVP Family Trust directly holds a total of 96,095,920 Post-Split Shares.
- VSD Family Trust (CIK 0002060584): type of reporting person: other (OO); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 75,630,620; shared voting power 0; sole dispositive power 75,630,620; shared dispositive power 0; aggregate amount beneficially owned 75,630,620 (9.06% of the class); the aggregate amount excludes certain shares
  Comment: *On September 17, 2025, Mr. K. Satish Reddy transferred to VSD Family Trust a total of 75,630,620 Post-Split Shares (as defined above). As a result, VSD Family Trust directly holds a total of 75,630,620 Post-Split Shares.
- G. Anuradha (CIK 0002067759): type of reporting person: individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 46,025; shared voting power 96,095,920; sole dispositive power 46,025; shared dispositive power 96,095,920; aggregate amount beneficially owned 96,141,945 (11.52% of the class); the aggregate amount excludes certain shares
  Comment: * Mrs. G. Anuradha, wife of Mr. G.V. Prasad,(i) directly holds 46,025 post splits shares and (ii) she may be deemed to beneficially own the 96,095,920 Post-Split Shares directly held by the GVP Family Trust. Mrs. G. Anuradha disclaims such beneficial ownership pursuant to Rule 13d-4.
- Deepti Reddy (CIK 0002060570): type of reporting person: individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 25,700; shared voting power 75,630,620; sole dispositive power 25,700; shared dispositive power 75,630,620; aggregate amount beneficially owned 75,656,320 (9.07% of the class); the aggregate amount excludes certain shares
  Comment: * Mrs. Deepti Reddy, wife of Mr. K. Satish Reddy, (i) directly holds 25,700 post splits shares and (ii) she may be deemed to beneficially own the 75,630,620 Post-Split Shares directly held by the VSD Family Trust. Mrs. Deepti Reddy disclaims such beneficial ownership pursuant to Rule 13d-4.

## Item 1. Security and Issuer
Title of class of securities: American depositary shares, each representing one equity share
Name of issuer: DR REDDY'S LABORATORIES LTD
Address of issuer's principal executive offices: 8-2-337, ROAD NO.3 BANJARA HILLS, HYDERABAD, India (K7), 500-034
Comment:
This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") further amends and supplements the Schedule 13D of Dr. Reddy's Holdings Limited (formerly Dr. Reddy's Holdings Private Limited) and Dr. K. Anji Reddy on February 15, 2002 (the "Original Schedule 13D") with respect to the american depositary shares ("ADSs"), each representing one equity share (the "Post-Split Shares"), of Dr. Reddy's Laboratories Limited (the "Issuer" or the "Company"), as amended by that certain Amendment No. 1 filed on February 3, 2016 by Dr. Reddy's Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy ("Amendment No. 1"), and as further amended by that certain Amendment No. 2 filed on January 16, 2017 by Dr. Reddy's Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy ("Amendment No. 2"), and as further amended by that certain Amendment No. 3 filed on October 18, 2017 by Dr. Reddy's Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy ("Amendment No. 3"), and as further amended by that certain Amendment No. 4 filed on April 22, 2022, by Dr. Reddy's Holdings Limited, the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy ("Amendment No. 4" ), and as further amended by that certain Amendment No. 5 filed on July 1, 2024, by the APS Trust, Mr. G.V. Prasad and Mr. K. Satish Reddy ("Amendment No. 5"and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 , Amendment No. 3 and Amendment No. 4 collectively, the "Amended Schedule 13D"). The Company's principal executive offices are located at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India.

Effective October 28, 2024, the Company implemented a 1:5 forward stock split, pursuant to which each of the Company's equity shares of Rs. 5 each (each, a "Pre-Split Share") was split into five (5) equity shares of Rs. 1 each (each, a "Post-Split Share"). As a result of such stock split:

the 19,219,184 Pre-Split Shares which had been directly held by Mr. G.V. Prasad were increased to 96,095,920 Post-Split Shares;

the 2,543,418 Pre-Split Shares directly held by the G.V. Prasad HUF (which Mr. G.V. Prasad may have been deemed to beneficially own) were increased to 12,717,090 Post-Split Shares;

the 15,126,124 Pre-Split Shares which were directly held by Mr. K. Satish Reddy as a result of May 22, 2024 transfer from the APS Trust were increased to 75,630,620 Post-Split Shares;

the 901,002 Pre-Split Shares which Mr. K. Satish Reddy had otherwise directly held at the time of the stock split were increased to 4,505,010;

the 5,523,677 Pre-Split Shares directly held by the K. Satish Reddy HUF (which Mr. K. Satish Reddy may have been deemed to beneficially own) was increased to 27,618,385 Post-Split Shares.

the 9,205 Pre-Split Shares directly held by Mrs. G. Anuradha, wife of Mr. G.V. Prasad, were increased to 46,025 Post-Split Shares; and

the 5,140 Pre-Split Shares directly held by Mrs. Deepti Reddy, wife of Mr. K. Satish Reddy, were increased to 25,700 Post-Split Shares.

This Amendment No. 6 is being filed to report the following changes:

On September 17, 2025, Mr. G.V. Prasad transferred all 96,095,920 of his Post-Split Shares to GVP Family Trust. As a result, immediately after these transfers, Mr. G.V. Prasad has ceased to directly hold any equity shares of the Company, but may be deemed to beneficially own both (i) the 96,095,920 Post-Split Shares directly held by the GVP Family Trust, as he is one of the two trustees of the GVP Family Trust and serves as its Managing Trustee, and (ii) the 12,717,090 Post-Split Shares directly held by the G.V. Prasad HUF.

On September 17, 2025, Mr. K. Satish Reddy transferred to VSD Family Trust all 75,630,620 of the Post-Split Shares which he had received from the APS Trust. Mr. K. Satish Reddy retained his other 4,505,010 Post-Split Shares, along with another 5,602,495 Post-Split Shares which were transferred to him on March 18, 2025 as an inheritance from his mother, Mrs. Samrajyam Reddy Kalam. As a result, immediately after these transfers, Mr. K. Satish Reddy may be deemed to beneficially own (i) the 10,107,505 Post-Split Shares directly held by him, (ii) the 75,630,620 Post-Split Shares directly held by the VSD Family Trust, as he is one of the two trustees of the VSD Family Trust and serves as its Managing Trustee, and (iii) the 27,618,385 Post-Split Shares directly held by the K Satish Reddy HUF.

Mrs. G. Anuradha, wife of Mr. G.V. Prasad, is one of the two trustees of the GVP Family Trust. As a result, she may now be deemed to beneficially own (i) the 46,025 Post-Split Shares directly held by her and (ii) the 96,095,920 Post-Split Shares directly held by the GVP Family Trust.

Mrs. Deepti Reddy, wife of Mr. K. Satish Reddy, is one of the two trustees of the VSD Family Trust. As a result, she may now be deemed to beneficially own (i) the 25,700 Post-Split Shares directly held by her and (ii) the 75,630,620 Post-Split Shares directly held by the VSD Family Trust.

Each of Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy disclaims beneficial ownership over all such Post-Split Shares, except for those directly held by them, pursuant to Rule 13d-4.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a)-(c) The persons filing this Amendment No. 6 are (i) Mr. G.V. Prasad, the Co-Chairman and Managing Director of the Company and one of the two trustees of the GVP Family Trust and serves as its Managing Trustee; (ii) Mr. K. Satish Reddy, Chairman of the Company and one of the two trustees of the VSD Family Trust and serves as its Managing Trustee; (iii) GVP Family Trust, a trust formed under the laws of India; (iv) VSD Family Trust, a trust formed under the laws of India; (v) Mrs. G. Anuradha, one of the two trustees of the GVP Family Trust; and (vi) Mrs. Deepti Reddy, one of the two trustees of the VSD Family Trust .
Residence or business address: The address of each of them is 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500 034, India, telephone +91-40-49002900.
Criminal convictions in the last five years: The persons filing this Amendment No. 6 have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The persons filing this Amendment No.6 have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy is a citizen of the Republic of India.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Amended Schedule 13D is hereby amended and supplemented as follows:

GVP Family Trust. GVP Family Trust directly owns 96,095,920 Post-Split Shares, all of which were transferred to it by Mr. G.V. Prasad for estate planning and family succession purposes on September 17, 2025. The source of funds for such 96,095,920 Post-Split Shares held by GVP Family Trust are as follows:

All such 96,095,920 Post-Split Shares were acquired by Mr. G.V. Prasad from the APS Trust, when it transferred 19,219,184 Pre-Split Shares to him on May 22, 2024 (which now collectively represent 96,095,920 Post-Split Shares).

Prior to such transfer, all such Pre-Split Shares had been acquired by the APS Trust as follows:

Dr. Reddy's Holdings Limited ("DRHL") was merged out of existence (the "Merger"), with the Company as the surviving entity in the Merger, on April 22, 2022. Pursuant to the Merger, Pre-Split Shares of the Company were issued to the shareholders of DRHL, who accordingly became direct holders of Pre-Split Shares in the Company (equal to the number of shares that they held indirectly through DRHL immediately prior to the Merger).

The Company issued 34,345,308 Pre-Split Shares to the APS Trust on April 22, 2022 as consideration for the Merger.

Prior to the Merger, DRHL held 41,325,300 of the Pre-Split Shares (after giving effect to the Company's August 30, 2006 stock split, effected as a one-for-one equity share divided) since prior to the effective date of the Company's registration statement on Form F-1. The source of funds for the acquisition of the remaining Pre-Split Shares held by Dr. Reddy's Holdings Limited was funds generated from dividends on Post-Split Shares of the Company paid to Dr. Reddy's Holdings Limited.

G.V. Prasad HUF. The G.V. Prasad HUF directly owns 12,717,090 Post-Split Shares, some of which were Pre-Split Shares transferred to it by G.V. Prasad and the balance of which were Pre-Split Shares transferred to it in connection with the Merger. The source of funds for such 12,717,090 Post-Split Shares held by the G.V. Prasad HUF are as follows:

Prior to the Merger, the G.V. Prasad HUF directly owned 1,117,940 Pre-Split Shares, all of which were transferred to it by G.V. Prasad on or around March 26, 2021 for estate planning and family succession purposes. All such 1,117,940 Pre-Split Shares were acquired by Mr. G.V. Prasad through his personal funds prior to such transfer to such HUF (which now collectively represent 5,589,700 Post-Split Shares). An aggregate of 250,500 of such Pre-Split Shares were acquired by him pursuant to open market transactions on stock exchanges. The remainder of such Pre-Split Shares had been held by him since prior to the effective date of the Company's registration statement on Form F-1. Accordingly, the foregoing is the source of funds for 5,589,700 of the Post-Split Shares directly owned by the G.V. Prasad HUF.

In addition, the G.V. Prasad HUF was previously a shareholder of DRHL and, in connection with the Merger, the Company issued an additional 1,425,478 Pre-Split Shares to the G.V. Prasad HUF on April 22, 2022 as consideration for the Merger (which now collectively represent 7,127,390 Post-Split Shares). Accordingly, the foregoing is the source of funds for 7,127,390 of the Post-Split Shares directly owned by the G.V. Prasad HUF.

VSD Family Trust. VSD Family Trust directly owns 75,630,620 Post-Split Shares, all of which were transferred to it by Mr. K. Satish Reddy for estate planning and family succession purposes on September 17, 2025. The source of funds for such 75,630,620 Post-Split Shares held by VSD Family Trust are as follows:

On May 22, 2024, the APS Trust transferred 15,126,124 Pre-Split Shares to Mr. K. Satish Reddy. All such Pre-Split Shares were acquired by the APS Trust pursuant to the Merger, as described under "GVP Family Trust" above. The source of funds for the 15,126,124 Pre-Split Shares which Mr. K. Satish Reddy acquired from the APS Trust (which now represents 75,630,620 Post-Split Shares) is substantially identical to the source of funds for the Post-Split Shares which Mr. G.V. Prasad acquired from the APS Trust, as described under "GVP Family Trust" above.

K. Satish Reddy HUF. The K. Satish Reddy HUF directly owns 27,618,385 Post-Split Shares, all of which are derived from Pre-Split Shares transferred to it in connection with the Merger. The source of funds for such 27,618,385 Post-Split Shares held by the K. Satish Reddy HUF are as follows:

The K. Satish Reddy HUF was previously a shareholder of DRHL and, in connection with the Merger, the Company issued an 5,523,677 Pre-Split Shares to the K. Satish Reddy HUF on April 22, 2022 as consideration for the Merger (which now represents 27,618,385 Post-Split Shares).

Mr. K. Satish Reddy. Mr. K. Satish Reddy directly holds a total of 10,107,505 Post-Split Shares (all of which were not transferred to the VSD Family Trust), and the source of funds for such Post-Split Shares are as follows:

Prior to the Merger, Mr. K. Satish Reddy directly owned 898,432 Pre-Split Shares (which now represents 4,492,160 Post-Split Shares), all of which were acquired through his personal funds and/or funds previously borrowed from Citicorp Finance (India) Limited, as more particularly described in Item 6 of Amendment No. 2. As described in Item 1 of Amendment No. 2, an aggregate of 316,500 of such Pre-Split Shares were acquired by him pursuant to open market transactions on stock exchanges. The remainder of such Pre-Split Shares have been held by him since prior to the effective date of the Company's registration statement on Form F-1.

Mr. K. Satish Reddy was previously a shareholder of DRHL and, in connection with the Merger, the Company issued an additional 2,570 Pre-Split Shares to Mr. K. Satish Reddy on April 22, 2022 as consideration for the Merger (which now represents 12,850 Post-Split Shares).

Further, another 5,602,495 Post-Split Shares were transferred to Mr. K Satish Reddy on March 18, 2025 as an inheritance from his mother, Mrs. Samrajyam Reddy Kalam. Mrs. Samrajyam Reddy Kalam had held 1,120,499 Pre-Split Shares (which now represent 5,602,495 Post-Split Shares) since prior to the effective date of the Company's registration statement on Form F-1.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Amended Schedule 13D is hereby amended and supplemented as follows:

On September 17, 2025, Mr. G.V. Prasad transferred 96,095,920 Post-Split Shares to GVP Family Trust and Mr. K. Satish Reddy transferred 75,630,620 Post-Split Shares to VSD Family Trust. These transfers of shares were done for estate planning purposes, and to implement family succession arrangements and planning for a smooth and streamlined transfer of family assets and businesses.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Effective immediately after the transfer of shares from Mr. G.V. Prasad to GVP Family Trust and from Mr. K Satish Reddy to VSD Family Trust on September 17, 2025, the reporting persons directly held and/or may beneficially own Post-Split Shares as follows:

GVP Family Trust. GVP Family Trust directly holds a total of 96,095,920 Post-Split Shares.

VSD Family Trust. VSD Family Trust directly holds a total of 75,630,620 Post-Split Shares.

Mr. G.V. Prasad. Mr. G.V. Prasad does not directly hold any Post-Split Shares, but may be deemed to beneficially own (i) the 96,095,920 Post-Split Shares directly held by the GVP Family Trust, as he is one of the two trustees of the GVP Family Trust and serves as its Managing Trustee, and (ii) the 12,717,090 Post-Split Shares directly held by the G.V. Prasad HUF. Collectively, Mr. G.V. Prasad may be deemed to beneficially own Post-Split Shares representing approximately 13.04% of the outstanding Post-Split Shares.

Mr. K Satish Reddy. Mr. K Satish Reddy directly holds a total of 10,107,505 Post-Split Shares, and may also be deemed to beneficially own (i) the 75,630,620 Post-Split Shares directly held by the VSD Family Trust, as he is one of the two trustees of the VSD Family Trust and serves as its Managing Trustee, and (ii) the 27,618,385 Post-Split Shares of directly held by the K. Satish Reddy HUF. Collectively, Mr. K. Satish Reddy may be deemed to beneficially own Post-Split Shares representing approximately 13.58 % of the outstanding Post-Split Shares.

Mrs. G. Anuradha. Mrs. G. Anuradha may also be deemed to beneficially own (i) the 46,025 Post-Split Shares directly held by her and (ii) the 96,095,920 Post-Split Shares directly held by the GVP Family Trust, as she is one of the two trustees of the GVP Family Trust. Collectively, Mrs. G. Anuradha may be deemed to beneficially own Post-Split Shares representing approximately 11.52 % of the outstanding Post-Split Shares.

Mrs. Deepti Reddy. Mrs. Deepti Reddy may also be deemed to beneficially own (i) the 25,700 Post-Split Shares directly held by her and (ii) the 75,630,620 Post-Split Shares directly held by the VSD Family Trust, as she is one of the two trustees of the VSD Family Trust. Collectively, Mrs. Deepti Reddy may be deemed to beneficially own Post-Split Shares representing approximately 9.07% of the outstanding Post-Split Shares.

Each of Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy disclaims beneficial ownership over all such Post-Split Shares, except for those directly held by them as described above, pursuant to Rule 13d-4.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. G.V. Prasad may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 12,717,090 Post-Split Shares directly held by the G.V. Prasad HUF. In addition, each of Mr. G.V. Prasad and Mrs. G. Anuradha may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 96,095,920 Post-Split Shares directly held by the GVP Family Trust, as they are the two trustees of the GVP Family Trust and Mr. G.V. Prasad serves as its Managing Trustee.

Mr. K. Satish Reddy has the sole power to vote or direct the vote and to dispose or to direct the disposition of the 10,107,505 Post-Split Shares directly held by him. Mr. K. Satish Reddy may also be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 27,618,385 Post-Split Shares directly held by the K. Satish Reddy HUF. In addition, Mr. K. Satish Reddy may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 75,630,620 Post-Split Shares directly held by the VSD Family Trust, as they are the two trustees of the VSD Family Trust and Mr. K. Satish Reddy serves as its Managing Trustee.

Each of Mr. G.V. Prasad, Mr. K. Satish Reddy, Mrs. G. Anuradha and Mrs. Deepti Reddy disclaims beneficial ownership over all such Post-Split Shares, except for those directly held by them as described above, pursuant to Rule 13d-4.
Transactions in the class effected during the past sixty days: None of the reporting persons have purchased Post-Split Shares of the Company within the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Mr. G.V. Prasad is the head of the G.V. Prasad HUF and Mr. K. Satish Reddy is the head of the K. Satish Reddy HUF. A Hindu Undivided Family ("HUF") is a form of entity found in India among related family members. There is no written agreement governing control of the G.V. Prasad HUF or the K. Satish Reddy HUF. However, under Indian law all control of the HUF Head of the family, currently Mr. G.V. Prasad, in the case of the G.V. Prasad HUF, and Mr. K. Satish Reddy, in the case of the K. Satish Reddy HUF.

In addition, the Deed of Trust of the GVP Family Trust provides that, in the event of a sale of any of its shares in the Company: (i) GVP Family Trust shall offer a first right of refusal ("ROFR") to VSD Family Trust, and (ii) if VSD Family Trust does not exercise its ROFR, and GVP Family Trust decides to sell its shares in the Company to an outside shareholder, then VSD Family Trust shall be entitled to exercise a "tag along" right on such sale by GVP Family Trust.

Similarly, the Deed of Trust of the VSD Family Trust provides that, in the event of a sale of any of its shares in the Company: (i) VSD Family Trust shall offer a ROFR to GVP Family Trust, and (ii) if GVP Family Trust does not exercise its ROFR, and VSD Family Trust decides to sell its shares in the Company to an outside shareholder, then GVP Family Trust shall be entitled to exercise a "tag along" right on such sale by VSD Family Trust.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1. Joint Filing Agreement of the Reporting Persons.

99.2. Deed of Trust of GVP Family Trust dated July 19, 2023 between Mr. G.V. Prasad, as settlor, and each of Mr. G.V. Prasad and Mrs. G. Anuradha, as trustees, together with the First Amendment to Trust Deed of GVP Family Trust dated November 15, 2023 and the Supplementary Deed to Trust Deed of GVP Family Trust dated August 23, 2024.

99.3. Deed of Trust of VSD Family Trust dated July 15, 2023 between Mr. K. Satish Reddy, as settlor, and each of Mr. K. Satish Reddy and Mrs. Deepti Reddy, as trustees, together with the First Amendment to Trust Deed of VSD Family Trust dated November 21, 2023 and the Supplementary Deed to Trust Deed of VSD Family Trust dated August 23, 2024.

## Signatures
- G.V. Prasad: /s/ G.V. Prasad, G.V. Prasad (09/18/2025)
- K. Satish Reddy: /s/ K. Satish Reddy, K. Satish Reddy (09/18/2025)
- GVP Family Trust: /s/ G.V. Prasad, G.V. Prasad/Trustee (09/18/2025)
- VSD Family Trust: /s/ K. Satish Reddy, K. Satish Reddy/Trustee (09/18/2025)
- G. Anuradha: /s/ G. Anuradha, G. Anuradha (09/18/2025)
- Deepti Reddy: /s/ Deepti Reddy, DEEPTI REDDY (09/18/2025)
Comment: Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).